               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                   Regent Communications, Inc.
_________________________________________________________________
                        (Name of Issuer)


              Series C Convertible Preferred Stock
_________________________________________________________________
                  Title of Class of Securities)


                            758865208
_________________________________________________________________
                         (CUSIP Number)


                          John H. Wyant
                         2000 PNC Center
                      201 East Fifth Street
                     Cincinnati, Ohio  45202
                         (513) 723-2300
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 15, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages

CUSIP No. 758865208              13D                 2 of 6 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                 Blue Chip Venture Company, Ltd.
                           31-1480937
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [X]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         2,003,197 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power             -0- |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    2,003,197 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power        -0- |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        2,003,197
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  [ ]

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                                 53.8
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               PN

Item 1.   Security and Issuer
          ___________________

          This statement relates to the Series C Convertible
Preferred Stock ("Preferred Stock"), of Regent Communications,
Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Regent Communications, Inc.
               50 East Rivercenter Boulevard, Suite 180
               Covington, KY 41011


Item 2.   Identity and Background
          _______________________

          The person filing this statement is Blue Chip Venture
Company Ltd., an Ohio limited liability company ("Blue Chip").
Blue Chip's business address is 2000 PNC Center, 201 East Fifth
Street, Cincinnati, Ohio 45202.

          The members and managers of Blue Chip and their principal occupations are set forth below.

Name                Principal Occupation
____                ____________________

John H. Wyant       Manager, Blue Chip and President
                    Blue Chip Venture Company

Z. David Patterson  Manager, Blue Chip and Executive
                    Vice President, Blue Chip Venture Company

John C. McIlwraith  Manager, Blue Chip

All of such persons are citizens of the United States. The address of all such persons is c/o Blue Chip at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Blue Chip is the general partner of Blue Chip Capital Fund II Limited Partnership ("Blue Chip II") and an affiliate of a special limited partner and portfolio manager of Miami Valley Venture Fund, L.P. ("Miami Valley"). In such capacity, Blue Chip exercises sole voting and dispositive power over all Preferred Stock held by both funds.

Item 4.   Purpose of Transaction.
          ______________________

          The purpose of the acquisition of the Preferred Stock is investment. Blue Chip may acquire additional shares of Preferred Stock or dispose of shares if it deems such transaction to be financially advantageous. Blue Chip also reserves the right to change such intent if circumstances change. Except as described below, Blue Chip currently has no plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

     The Articles of Incorporation of the Issuer provide for the election of one director nominated by the holders of the Preferred Stock. Currently such director is John H. Wyant.

Transfer of the Preferred Stock is restricted pursuant to the terms of a Second Amended and Restated Stockholder Agreement among the principal shareholders of the Issuer, a copy of which is filed herewith as Exhibit 1.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Preferred Stock of which Blue Chip has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

Blue Chip II               1,702,718(1)(3)           45.8

Miami Valley                 300,479(2)(3)            8.1
                          __________                 ____

     Total                 2,003,197                 53.8

(1) As general partner of Blue Chip II, Blue Chip has sole voting power and dispositive power with respect to these shares.

(2) An affiliate of Blue Chip is a special limited partner of Miami Valley and has sole voting power and dispositive power with respect to these shares.

(3) Each of such shares of Preferred Stock is currently convertible into one share of Common Stock of Issuer. Such shares represent approximately 27% of the Issuer's outstanding voting stock.

          The following table sets forth information with respect to all transactions with respect to the Preferred Stock in which Blue Chip has engaged in the last 60 days.


Date                Shares Acquired          Price Per Share
____                _______________          _______________

June 15, 1998          2,003,197                   --

All of the Preferred Stock was acquired in exchange for shares of common stock of Faircom, Inc. in connection with the merger which was consummated on June 15, 1998. Such common stock of Faircom, Inc. was acquired upon the conversion of $7,500,000 principal amount of subordinated notes of Faircom, Inc.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer.
          __________________________________________________

          All of such Preferred Stock is subject to the terms of the Second Amended and Restated Stockholder Agreement, a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          1. Second Amended and Restated Stockholders' Agreement of Regent Communications, Inc. dated as of June 15, 1998.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BLUE CHIP VENTURE COMPANY LTD.


July 15, 1998                 By:    /s/ John H. Wyant
_____________                     __________________________
    Date                          John H. Wyant
                                  Manager

                   REGENT COMMUNICATIONS, INC.
                   ___________________________

                   SECOND AMENDED AND RESTATED
                     STOCKHOLDERS' AGREEMENT


     THIS SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT (this "Agreement"), is made and entered into as of June 15, 1998 by and among REGENT COMMUNICATIONS, INC., a Delaware corporation (the "Company"), TERRY S. JACOBS ("Jacobs"), WILLIAM L. STAKELIN ("Stakelin"), PNC BANK, N.A., a national banking association, as trustee ("PNC"), WALLER-SUTTON MEDIA PARTNERS, L.P., a Delaware limited partnership ("Waller-Sutton"), WILLIAM H. INGRAM ("Ingram"), WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P., a Delaware limited partnership, and WPG CORPORATE DEVELOPMENT ASSOCIATES V (OVERSEAS), L.P., a Delaware limited partnership (collectively, "WP&G"), RIVER CITIES CAPITAL FUND LIMITED PARTNERSHIP, a Delaware limited partnership ("River Cities"), BMO FINANCIAL, INC., a Delaware corporation ("BMO"), GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation ("GE Capital"), JOEL M. FAIRMAN ("Fairman"), MIAMI VALLEY VENTURE FUND L.P., an Ohio limited partnership ("Miami Valley"), and BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP, an Ohio limited partnership ("Blue Chip").

                      W I T N E S S E T H:

     WHEREAS, Jacobs, Stakelin, River Cities, BMO and GE Capital, the holders of all of the Company's capital stock which is issued and outstanding immediately prior to the consummation of the transactions described below, are parties to a First Amended and Restated Stockholders' Agreement among them, dated as of December 8, 1997 (the "Existing Stockholders' Agreement");

     WHEREAS, pursuant to the consummation, on the date hereof (the "Closing Date"), of the merger (the "Merger") of Faircom Inc. ("Faircom") and Regent Merger Corp. ("RMC") pursuant to that certain Agreement of Merger, dated as of December 5, 1997, among Faircom, RMC and the Company, as amended, the outstanding shares of common stock of Faircom have been converted into the right to receive shares of Series C Preferred Stock;

     WHEREAS, as holders of record of Faircom common stock on the Closing Date, Fairman, Miami Valley, Blue Chip and Waller-Sutton are to receive shares of Series C Preferred Stock as a result of the Merger;

     WHEREAS, on the Closing Date, Waller-Sutton, Ingram, WP&G, GE Capital and River Cities (collectively, the "Series F Purchasers") are to purchase certain shares of Series F Preferred Stock pursuant to the terms of a Stock Purchase Agreement, dated as of June 15, 1998, by and among the Company and the Series F Purchasers (the "Series F Preferred Stock Purchase Agreement");

     WHEREAS, pursuant to the terms of the Series F Preferred Stock Purchase Agreement, the Series F Purchasers are obligated to purchase, from time to time after the Closing Date, certain additional shares of Series F Preferred Stock, subject to the terms and provisions thereof,

     WHEREAS, pursuant to a Stock Purchase Agreement, dated as of December 8, 1997, BMO has heretofore purchased 220,000 shares of Series D Preferred Stock and on the Closing Date, BMO shall purchase an additional 780,000 shares of Series D Preferred Stock;

     WHEREAS, on or prior to the Closing Date, GE Capital shall pay all amounts due to the Company in connection with the purchase by it of 1,000,000 shares of Series B Preferred Stock pursuant to a Stock Purchase Agreement dated as of December 8, 1997 (the "Series B Preferred Stock Purchase Agreement");

     WHEREAS, in connection with the foregoing transactions and certain matters related thereto on the Closing Date, the Company is to issue certain warrants to the Series F Purchasers and is to issue certain stock options to Jacobs and Stakelin; and

     WHEREAS, the Company and the Stockholders deem it desirable to enter into this Agreement in order to amend and restate in its entirety the Existing Stockholders' Agreement, to add certain additional parties thereto and to set forth certain agreements among themselves granting certain rights and imposing certain restrictions on themselves, the Company and the shares of capital stock in the Company now or at any time held by the Stockholders or issuable to the Stockholders upon the exercise of any options or warrants now or at any time held by the Stockholders (collectively, the "Shares").

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree that the Existing Stockholders' Agreement is hereby amended and restated in its entirety as follows:

     1.   Definitions.  As used in this Agreement:
          ___________
     "Additional Put Notice" as defined in Section 7(b).

     "Additional Put Stockholder" as defined in Section 7(b).

     "Affiliate" as applied to any Person means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. The term "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to vote 10% or more of the Voting Stock (or in the case of a Person which is not a corporation, 10% or more of the ownership interest, beneficial or otherwise) of such Person or otherwise to direct or cause the direction of the management and policies of that Person, whether through the ownership of Voting Stock or other ownership interest, by contract or otherwise.

     "Agreed Value" means such amount as shall be agreed to by the Required Stockholders and the Company as the total fair market value of the Company, valued as a going-concern; provided, however, that such agreement by the Company to the amount determined as Agreed Value must be approved by a majority of the directors of the Company who are not nominated by Waller-Sutton or any Additional Put Stockholder.

     "Amended and Restated Charter" shall mean the amended and restated certificate of incorporation of the Company, as in effect on the date hereof or as hereinafter further amended in accordance with the provisions hereof and thereof.

     "Beneficially Own" or "Beneficial Ownership" shall, as to any Person, be determined or computed in the manner provided under Rule 1 3d-3 promulgated under the Securities Exchange Act of 1934, as amended, but on a fully-diluted and as converted basis

     "Change of Control" means the appointment of any person other than Jacobs or Stakelin as President, Chief Executive Officer or Chief Operating Officer of the Company or the acquisition by any Person or related group of Persons of direct or indirect beneficial ownership of more than 35% of the outstanding Voting Stock.

     "Closing Date" means the date hereof.

     "Common Stock" means the common stock of the Company, $.01 par value.

     "Common Stock Value" as defined in Section 7(d)(i)(3) below.

     "Eligible Put Shares" means any Shares other than (i) Series
C Preferred Stock, (ii) Common Stock (other than (1) Common Stock issued to Waller-Sutton upon conversion of Series C Preferred Stock, (2) Common Stock issued on exercise of the GE Warrant or (3) Common Stock issued on exercise of the Series F Warrants, which exercise occurs after the date the Triggering Put Notice is given and provided that the Warrants so exercised were included among the Put Shares), (iii) warrants or options other than the Series F Warrants, (iv) the Company's 7% Series E Convertible Preferred Stock, $.01 par value, and (v) any series of preferred stock first created by the Board of Directors after the date hereof.

     "Exempt Transfer" as defined in Section 8 below.

     "Existing Loan Agreement" shall mean the Credit Agreement, dated as of November 14, 1997, among the Company, the lenders listed therein, GE Capital as Documentation Agent, and Bank of Montreal, Chicago Branch, as Agent, as amended by a First Amendment thereto dated February 16, 1998 and a Second Amendment dated June 11, 1998, as in effect on the date hereof.

     "Fairman Employment Period" means the "Employment Period," as defined in that certain employment agreement, dated as of the Closing Date, between the Company and Joel M. Fairman, as originally executed or thereafter amended with the consent of Waller-Sutton (the "Fairman Agreement").

     "Indebtedness" of any Person shall mean the principal of, premium, if any, and unpaid interest on: (a) indebtedness for money borrowed from others; (b) indebtedness guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed, directly or indirectly, in any manner by such Person through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily for the purpose of enabling the debtor to make payment of the indebtedness or to assure the owners of the indebtedness against loss; (c) all indebtedness secured by any mortgage, lien, pledge, charge or other encumbrance upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness;
(d) all indebtedness of such Person created or arising under any conditional sale, lease (intended primarily as a financing device) or other title retention or security agreement with respect to property acquired by such Person even though the rights and remedies of the seller, lessor or lender under such agreement or lease in the event of default may be limited to repossession or sale of such property; and (e) renewals, extensions and refundings of any such indebtedness.

     "Immediate Family" means, as to any individual, (i) such individual's spouse, children, parents or siblings, and (ii) the respective executors, administrators, conservators, guardians or custodians during the minority of such persons.

     "Jacobs Employment Period" means the "Employment Period," as defined in that certain Executive Employment Agreement, effective as of March 1, 1998, between the Company and Jacobs as in effect on the Closing Date or thereafter amended with the consent of Waller-Sutton.

     "Management Stockholder" means either or both of Jacobs and Stakelin and any Transferee of either of them, other than pursuant to an Exempt Transfer of the type referred to in clauses (iii) and
(iv) of the definition thereof.

     "Maximum Number" means, in the case of each of Jacobs and Stakelin, the lesser of (i) 733,333 (subject to adjustment in the case of stock splits, stock dividends, reverse stock splits and the like occurring from and after the Closing Date) and (ii) a number of shares of Common Stock equal to 5.5% of the sum of(x) the number of shares of Common Stock then outstanding and (y) the number of shares of Common Stock issuable upon the conversion of all outstanding shares of capital stock of the Company convertible into Common Stock or issuable upon the exercise of all outstanding options or warrants to acquire Common Stock or preferred stock convertible into Common Stock.

     "Permitted Indebtedness" means (i) Indebtedness incurred by the Company under the Existing Loan Agreement in accordance with

(and without giving effect to any material waiver or modification of), the terms thereof, and (ii) Indebtedness to the extent permitted under the Existing Loan Agreement (without giving effect to any material waiver or modification thereof).

     "Permitted Issuances" means any of the following: (i) the issuance of additional shares of Series F Preferred Stock pursuant to the Series F Preferred Stock Purchase Agreement; (ii) the issuance of shares of Common Stock on the conversion of any shares of preferred Stock or any other shares of convertible securities of the Company which are outstanding as of the date hereof or the issuance of which is approved by Waller-Sutton; (iii) the issuance of shares of Common Stock or Preferred Stock upon the exercise of currently outstanding options or warrants to purchase Common Stock or Preferred Stock, or upon the exercise of options or warrants which are issued after the date hereof with the approval of Waller-Sutton; and (iv) the grant and/or exercise of options under the Company's 1998 Management Stock Option Plan (provided that the number of shares of Common Stock issued or issuable to either Stakelin or Jacobs in respect of all options granted under the Company's 1998 Management Stock Option Plan shall not exceed the Maximum Number).

     "Person" means a natural person, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

     "Preferred Stock" means any or all of the Series A Preferred
Stock, Series B Preferred Stock, Series C Preferred Stock, Series
D Preferred Stock or Series F Preferred Stock.

     "Put Closing" as defined in Section 7(a).

     "Put Shares" as defined in Section 7(c).

     "Qualified Financing" as defined in Section 7(g)(ii) below.

     "Qualified Public Offering" means an underwritten public offering of Common Stock of the Company (i) at not less than $12 per share of Common Stock (equitably adjusted for any stock splits, reverse stock splits or stock dividends occurring after the date hereof), and (ii) generating not less than $25,000,000 of gross proceeds payable to the Company (excluding the effect of any over-allotment option).

     "Redemption and Warrant Agreement" means that certain Amended and Restated Redemption and Warrant Agreement, dated as of March
31, 1998, among the Company, Blue Chip, Miami Valley and Faircom.

     "Required Stockholders" means Waller-Sutton and such other
Stockholders as shall (together with Waller-Sutton) Beneficially
Own more than 50% of the Put Shares (other than Put Shares
Beneficially Owned by the Management Stockholders).

     "Securities Act" means the Securities Act of 1933, as amended from time to time.

     "Series A Director" means the one director entitled to be nominated to serve by the holders of Series A Preferred Stock, voting separately as a class, pursuant to the provisions of Article FOURTH, Paragraph D, Section 11, of the Amended and Restated
Charter.

     "Series A Preferred Stock" means the Company's 7% Series A
Convertible Preferred Stock, $.01 par value, together with all shares of Common Stock issued upon conversion of such shares.

     "Series B Preferred Stock" means the Company's 7% Series B
Senior Convertible Preferred Stock, $.01 par value, together with all shares of Common Stock issued upon conversion of such shares.

     "Series B Preferred Stock Purchase Agreement" as defined in the recitals hereto.

     "Series C Director" means the one director entitled to be nominated to serve by the holders of Series C Preferred Stock, voting separately as a class, pursuant to the provisions of Article FOURTH, Paragraph F, Section 11, of the Amended and Restated
Charter.

     "Series C Preferred Stock" means the Company's 7% Series C
Convertible Preferred Stock, $.01 par value, together with all shares of Common Stock issued upon conversion of such shares.

     "Series D Preferred Stock" means the Company's 7% Series D
Convertible Preferred Stock, $.01 par value, together with all shares of Common Stock issued upon conversion of such shares.

     "Series F Directors" means the two directors entitled to be nominated to serve by the holders of Series F Preferred Stock, voting separately as a class, pursuant to the provisions of Article FOURTH, Paragraph I, Section 11, of the Amended and Restated
Charter.

     "Series F Preferred Stock" means the Company's 10% Series F
Convertible Preferred Stock, $.01 par value, together with all shares of Common Stock issued upon conversion of such shares.

     "Series F Preferred Stock Purchase Agreement" as defined in the recitals hereto.

     "Shares" as defined in the recitals hereto; provided, however, that as to any particular securities of the Company, such shall cease to be "Shares" hereunder, when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act, and such securities shall have been disposed of under such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 under the Securities Act in accordance with the terms hereof or (iii) they shall have ceased to be outstanding.

     "Stakelin Employment Period" means the "Employment Period," as defined in that certain Executive Employment Agreement, effective as of March 1, 1998, between the Company and Stakelin, as in effect on the Closing Date or thereafter amended with the consent of Waller-Sutton.

     "Stockholder" means any Person who is a party to this Agreement or is a successor or assign thereof contemplated by
Section 13 below.

     "Triggering Put Notice" as defined in Section 7(a).

     "Voting Stock" of any Person means securities of any class or classes of such Person the holders of which are ordinarily, in the absence of contingencies, entitled to elect or vote for the election of the directors of such Person.

     "Warrants" means (i) the warrants to purchase 860,000 shares of Common Stock (subject to adjustment as provided therein) issued to the Series F Purchasers pursuant to the terms of the Series F Stock Purchase Agreement (the "Series F Warrants"), and (ii) the warrant to purchase 50,000 shares of Common Stock (subject to adjustment as provided therein) issued to GE Capital pursuant an Agreement to Issue Warrant, dated the date hereof, between the Company and GE Capital (the "GE Warrant").

     2.   Board of Directors.
          __________________
          (a) From and after the date of this Agreement and until the provisions of this Section 2 cease to be effective, each Stockholder shall vote or cause to be voted all Voting Stock and any other voting securities of the Company over which such Stockholder has Beneficial Ownership or voting control and shall take all other necessary or desirable actions within its control (whether in its capacity as a stockholder, director, member of a committee of the Board of Directors or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

               (i) the number of directors constituting the entire Board of Directors of the Company (the "Board") shall be the number of persons entitled to be designated to serve on the Board in accordance with the provisions of Section 2(a)(ii) below (subject to increase as provided in Section 7(1) below);

               (ii) the following persons shall at all times constitute the members of the Board and shall be elected to the Board at each annual meeting of the Stockholders of the Company:

                    (1)  Jacobs, during the Jacobs Employment
Period;

                    (2)  Stakelin, during the Stakelin Employment
Period;

                    (3)  Fairman, during the Fairman Employment
Period and for up to two years thereafter if his nomination as a director shall be approved by the Board of Directors;

                    (4) two persons designated by Waller-Sutton, who initially shall be William H. Ingram and Richard Patterson (and who shall constitute the Series F Directors);

                    (5) one person designated by River Cities, who shall initially be R. Glen Mayfield (and who shall constitute the Series A Director); and

                    (6)  one person designated by Blue Chip, who
shall initially be John H. Wyant (and who shall constitute the Series C Director); and

                    (7) such additional persons who Waller-Sutton shall have the right to designate pursuant to Section 7(1) below;

               (iii) the removal from the Board (with or without cause) of any representative designated hereunder by any person or group of persons at any time while such person or group shall be entitled to serve on, or designate a representative to serve on, the Board under clause (ii) above, shall only be at such person's or group's written request (and at times when the person or representative is not entitled to so serve on the Board, such person or representative may be removed, with or without cause, by vote of the Board or the Stockholders, or if requested by Waller-Sutton, shall resign immediately); and

               (iv) if any representative designated hereunder by any person or group for any reason ceases to serve as a member of the Board during his term of office at any time while such person or group shall be entitled to serve on, or designate a representative to serve on, the Board under clause (ii) above, the resulting vacancy on the Board shall be filled by a representative designated by such person or group, as provided hereunder.

          (b) The Company shall pay the reasonable out-of-pocket expenses incurred by each director in connection with his duties as a director, including, without limitation, attending the meetings of the Board and any committee thereof.

          (c) Each of GE Capital, BMO and WP&G shall have the right, so long as it Beneficially Owns at least 50% of the Shares owned by it as of the date hereof (computed on an "as converted basis" and including, in the case of each of WP&G and GE Capital, Shares which it may be obligated to purchase under the Series F Preferred Stock Purchase Agreement and Shares issuable upon the exercise of outstanding warrants) to have a non-voting observer present at each meeting of the Board. The Company shall pay the reasonable out-of-pocket expenses incurred by each nonvoting

observer in connection with his or her attendance at Board meetings.

          (d) If any party fails to designate a representative to fill a directorship or if any directorship remains unfilled following the designation of persons pursuant to the terms of this
Section 2, or if a party is no longer entitled or available to serve as a director as provided in this Section 2, the number of directors constituting the entire Board shall be reduced accordingly.

     3.   Conflicting Agreements.  Each Stockholder represents that
          ______________________
he has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement, and no Stockholder shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement. No Stockholder shall act, for any reason, as a member of a group or in concert or enter into any agreement or arrangement with any other person in connection with the acquisition, disposition or voting of Shares in any manner which is inconsistent with the provisions of this Agreement. Without limitation, GE Capital hereby agrees that, so long as the Merger shall have occurred, the provisions of Section 11(f) of the Series B Preferred Stock Purchase Agreement relating to certain redemption obligations of the Company are null and void and of no further force or effect and Blue Chip and Miami Valley agree that the provisions of paragraphs 3 through 6 of the Redemption and Warrant Agreement are null and void and of no further force or effect, and no warrants have been issued or are issuable by the Company thereunder. In addition, the Company and each Stockholder shall, from time to time, grant such waivers and execute such consents, proxies or other instruments, and make such filings with and seek such consents and approvals from governmental authorities or other Persons, as may be necessary to give effect to or carry out the provisions of this Agreement.

     4.   Certificate of Incorporation and Bylaws.  The certificate
          _______________________________________
of incorporation and bylaws of the Company may be amended in any manner permitted thereunder, except that neither the certificate nor the bylaws shall be amended in any manner that would conflict with, or be inconsistent with, the provisions of this Agreement.

     5.   Actions Consistent with Agreement.  The Company shall not
          _________________________________
circumvent this Agreement by taking any action through a subsidiary or affiliate that would be prohibited under this Agreement.

     6.   Waller-Sutton Approval Rights.  The Company and each
          _____________________________
Stockholder hereby covenants and agrees that, for so long as the Series F Purchasers, together with: (i) any Person that is a direct or indirect partner of any Series F Purchaser that is a partnership, (ii) any Person that is a direct or indirect member of any Series F Purchaser that is a limited liability company, and
(iii) any Affiliate of any thereof (the Persons referred to in clauses (i), (ii) and (iii) above shall hereinafter be called "Waller-Sutton Permitted Transferees"), collectively Beneficially Own, 10% or more of the Voting Stock, the Company shall not take or permit to occur, and the Stockholders shall not consent to, authorize or vote for, any of the following events or actions, unless such has been approved in advance, in writing, by Waller-
Sutton:

          (a) any merger or consolidation of the Company with any other entity, and any merger or consolidation of any subsidiary of the Company with any other entity other than the Company or another wholly-owned subsidiary of the Company;

          (b) the purchase or lease by the Company or any subsidiary thereof of any business or assets, other than the purchase or lease of assets in the ordinary course of business (it being understood, however, that the purchase or lease of any radio broadcasting station or Federal Communications Commission ("FCC") license is not a purchase or lease in the ordinary course), or the execution of any agreement providing for the purchase, lease, construction or management of or in respect of radio broadcasting stations (including time brokerage agreements and local marketing agreements and the like);

          (c) the sale of any assets of the Company or any subsidiary thereof, or the execution of any agreement in respect thereof (other than the sale of advertising time and excess or obsolete furniture, fixtures or equipment in the ordinary course of business);

          (d) the issuance or sale of any equity or debt securities of the Company or any subsidiary thereof or any rights to acquire any of such equity or debt securities (including options and warrants) or the issuance or sale of stock appreciation or other "phantom" stock rights, other than Permitted Issuances, or the execution of any agreements in respect thereof;

          (e) the incurrence or assumption of any Indebtedness by the Company or any Subsidiary thereof, other than Permitted
Indebtedness;

          (f)  any Change of Control;

          (g) any amendment to the Company's 1998 Management Stock Option Plan or the adoption of any other stock option, stock purchase or restricted stock or stock appreciation right plan;

          (h) any amendment to the Amended and Restated Charter or to the by-laws of the Company;

          (i) the execution by the Company or any Stockholder of any voting, voting trust, registration rights or stockholders agreements with respect to the Company or any of its shares of capital stock (other than this Agreement and the Registration Rights Agreement); and

          (j) the execution by the Company of any contract or agreement for the construction or management of radio stations.

     Subject to compliance by the Company and the other Stockholders with the provisions of the final two sentences of this paragraph, Waller-Sutton agrees that, upon receipt by the Company of an opinion of counsel reasonably acceptable to Waller-Sutton, that the exercise of one or more of its rights under this Section
6 is reasonably likely to constitute a transfer of control by the Company within the meaning of the Communications Act of 1934, as amended (the "Communications Act") or the rules and regulations of the FCC thereunder (a "Transfer Opinion"), Waller-Sutton shall forbear from exercising such rights until such time as the FCC has
(a) agreed that such exercise would not constitute a transfer of control or (b) given its consent to such transfer of control (either event hereinafter referred to as "FCC Approval"). In the event that the Company receives a Transfer Opinion, the Company and the other Stockholders shall promptly take such actions, or cause such actions to be taken, that may be necessary or desirable to obtain FCC Approval, including, without limitation, the execution and delivery of all applications, certificates, instruments and other documents that may be requested by the FCC or Waller-Sutton in connection with obtaining FCC Approval, and the filing of petitions for rehearing, reconsideration and/or judicial review, all at the cost and expense of the Company. The Company and the other Stockholders each hereby further agrees that, at all times during the period in which Waller-Sutton is required to forbear from exercising its rights under this Section 6, each will take all actions necessary to prevent the occurrence of any of the events set forth in subsections 6(a) through 6(1) above.

     7.   Put Rights.
          __________
          (a) At any time after the fifth anniversary of the date hereof, Waller-Sutton shall have the right to send a written notice to the Company (the "Triggering Put Notice"), advising the Company that Waller-Sutton and the Affiliates of Waller-Sutton named in such Triggering Put Notice require the Company to purchase all of the Eligible Put Shares Beneficially Owned by such parties pursuant to the provisions of this Section 7. The Triggering Put Notice shall special the place and date for the closing (the "Put Closing") of the purchase of Shares by the Company, which shall be no less than 90 days after the date of the Triggering Put Notice.

          (b) The Company shall send a copy of the Triggering Put Notice to each of the other Stockholders within 5 days of the receipt thereof by the Company, and each such Stockholder shall have a period of twenty (20) days from the date of the Triggering Put Notice to send a written notice to the Company (each, an "Additional Put Notice") advising the Company that such Stockholder (each Stockholder delivering an Additional Put Notice, an

"Additional Put Stockholder") desires the Company to purchase all of the Eligible Put Shares Beneficially Owned by such Stockholder, such purchases to occur at the Put Closing.

          (c) The Triggering Put Notice and each Additional Put Notice shall specify the exact number and class of Eligible Put Shares which the Stockholder transmitting the same shall desire the Company to purchase, (which shall constitute all of the Eligible Put Shares Beneficially Owned by such Stockholders), including all Warrants held by the Stockholder (the Eligible Put Shares to be so purchased by the Company are hereinafter referred to as the "Put Shares").

          (d) (i) If an Agreed Value has been determined and the Put Closing does not occur in connection with or following the sale of all or substantially all of the assets of the Company, the purchase price to be paid by the Company for each Put Share shall be as follows:

                    (1)  the purchase price for each Put Share
which constitutes a share of Preferred Stock shall equal the sum of the accrued and unpaid dividends in respect of such share of Preferred Stock through the date of the Put Closing and the greater of (x) the liquidation preference in respect of such share of Preferred Stock (excluding accrued and unpaid dividends) and (y) the Common Stock Value of the number of shares of Common Stock into which a share of Preferred Stock may be converted as of the date of the Triggering Put Notice;

                    (2)  the purchase price for a Warrant shall
equal the Common Stock Value minus the exercise price per share of Common Stock payable upon exercise of such Warrant, times the number of whole shares of Common Stock issuable upon the exercise of such Warrant; and

                    (3)  the purchase price for each Put Share
which constitutes a share of Common Stock shall equal the Common
Stock Value thereof computed under (A), (B) or (C) below, as applicable.

                         (A) The "Common Stock Value" of a share of
Common Stock will equal the amount that would be distributed to a holder of a share of Common Stock if the Company were liquidated following the sale by the Company of all of its assets for an amount equal to the Agreed Value of the Company, assuming that no preferred stock is converted and no options or warrants have been exercised, and following (i) the payment by the Company of all accrued and unpaid dividends in respect of all outstanding preferred stock of the Company as of the date the Agreed Value is determined, and (ii) the amount of all other liquidating distributions that would be payable in respect of outstanding preferred stock upon liquidation thereof.

                         (B) In the event the Common Stock Value
computed pursuant to clause (A) above is greater than the Stated

Value (as defined in the Certificate of Incorporation of the Company) of any class of preferred stock, or is twice the Stated Value of the Series B Preferred Stock, then the Common Stock Value shall be recomputed assuming that all preferred stock with a Stated Value which is lower than the Common Stock Value (or one-half the Common Stock Value, in the case of the Class B Preferred Stock) has been converted (such preferred stock shall be referred to as being "in-the-money"). Such recomputed value shall be equal to the amount that would be distributed to a holder of a share of Common Stock if the Company were liquidated following the sale by the Company of all of its assets for an amount equal to the Agreed Value of the Company, and following (i) the payment by the Company of all accrued and unpaid dividends in respect of all outstanding preferred stock of the Company (including "in-the-money" Preferred Stock) as of the date the Agreed Value is determined, and (ii) the amount of all other liquidating distributions that would be payable in respect of such outstanding preferred stock that is not "in-the-money" upon liquidation thereof.

                         (C) In the event the Common Stock Value
determined pursuant to clause (A) above, or, if applicable, clause
(B) above, is greater than the exercise price of any outstanding options or warrants, then the Common Stock Value shall be recomputed assuming that all outstanding options or warrants with an exercise price which is lower than the Common Stock Value have been exercised immediately prior to such liquidating distribution and that the purchase price paid upon any such exercise was available to the Company for distribution in liquidation.

                    (ii) If an Agreed Value has not been determined or if the Put Closing is to occur in connection with or following the sale of all or substantially all of the assets of the Company, the purchase price for the Put Shares shall equal the amount distributable in respect thereof under the Amended and Restated Charter in connection with the liquidation and dissolution of the Company following the sale of all or substantially all of its assets.

                    (iii)     The Company will notify each
Stockholder in writing of the determination of Agreed Value promptly after the determination thereof.

               (e) The purchase price for the Put Shares shall be payable in full at the Put Closing, by wire transfer of immediately available funds to such accounts as shall be designated by the respective Stockholders, or in such other form of consideration as shall be acceptable to Waller-Sutton. Subject to the provisions of section 7(f) below, the Put Closing shall occur on the date designated by Waller-Sutton in the Triggering Put Notice. Subject to the provisions of Section 7(f) below, the Company shall be obligated to purchase all of the Put Shares on such closing date, and simultaneously with such purchase the Company shall (to the extent such are not among the Put Shares) pay all accrued and unpaid dividends on the outstanding Series B Preferred Stock.

               (f) The date of the Put Closing shall be postponed in the following circumstances: (i) if the Company and Waller-Sutton are unable to agree upon the Agreed Value of the Company within 90 days of the date of the Triggering Put Notice (in which case the Board of Directors shall promptly proceed to sell the Company, and the Put Closing shall be held on such date or dates as shall be selected by Waller-Sutton, no later than the day following the date that the Company shall have been sold (whether pursuant to a merger, a sale of all or substantially all of its capital stock, assets or otherwise), or (ii) if, within 10 days after an Agreed Value has been determined, the Company shall send a written notice to Waller-Sutton and the Additional Put Stockholders advising such parties that (x) the Company believes that it will be necessary for the Company to be sold (whether pursuant to a merger, a sale of all or substantially all of its capital stock, assets or otherwise) to pay the purchase price for the Put Shares, or (y) the Company will seek to pay the purchase price for the Put Shares out of the proceeds of a Qualified Financing. Any notice sent pursuant to this Section 7(f) shall be approved by the Board of Directors (excluding Waller-Sutton's and the Additional Put Stockholders' nominees to the Board of Directors).

               (g)  (i)    If the date of the Put Closing shall
have been postponed pursuant to notice from the Company pursuant to
Section 7(f)(ii)(y) above, then the Company shall be obligated to take such steps as are necessary to cause a Qualified Financing to be consummated within 3 months of the date of the notice given under Section 7(f)(ii)(y), and within one business day after the consummation of a Qualified Financing, the Company shall have used the net available proceeds therefrom to pay the full purchase price for the Put Shares and to pay all accrued and unpaid dividends on the outstanding Series B Preferred Stock as required pursuant to the last sentence of Section 7(e).

                    (ii) As used herein, a Qualified Financing shall mean a debt or equity financing, the net proceeds of which are sufficient (after repayment of any Indebtedness required to be repaid in connection therewith) to pay the purchase price of the Put Shares in full.

               (h) In all other circumstances where the date of the Put Closing shall have been postponed pursuant to Section 7(f) above, the Company shall be obligated to take the following steps within the time periods specified below:

                    (i)  within 4 months after the date of the
Triggering Put Notice, the Company shall have engaged a broker to market, solicit bids and the form of bids to be solicited for and otherwise facilitate the sale of the Company, whether by way of merger of the Company with any other Person, by way of a single sale of all or substantially all of the capital stock or assets of the Company, or as separate sales of one or more of the Company's radio stations (every such transaction, a "sale transaction"), such broker to be experienced in the marketing and sale of radio stations, and such broker, the terms of its engagement and the form of bids to be solicited and the structure of the transaction to be reasonably acceptable to Waller-Sutton, and the broker and the Company shall have prepared an offering memorandum for the sale of the Company (which offering memorandum shall specify the date that bids must be received) and shall have distributed such offering memorandum to all Persons who are reasonably likely to have a bona fide interest in engaging (and the financial capacity to engage) in such sale transaction or transactions (as reasonably determined by the broker and Waller-Sutton);

                    (ii)   within 6 months after the date of the
Triggering Put Notice, the Company shall have received any and all bids from potential buyers, shall have sent copies of all such bids to Waller-Sutton, and, unless otherwise consented to by Waller-Sutton, shall have closed the solicitation for bids, and, if such solicitation for bids is closed, the Company shall have received at least one (or one set, in the case of bids for less than all of its radio stations) covering all or substantially all of its assets or capital stock;

                    (iii) within 8 months after the date of the Triggering Put Notice, the Company shall have entered into one or more Qualified Purchase and Sale Agreements for the sale of the Company or all or substantially all of its assets. A "Qualified Purchase and Sale Agreement" shall mean one or more purchase and sale agreements, duly executed by one or more financially responsible purchasers, reasonably acceptable to Waller-Sutton, providing for the purchase of the Company or one or more radio stations in a sale transaction for an aggregate purchase price, payable in full in cash or in such other form of consideration as shall be acceptable to Waller-Sutton at closing, and which provides for a final "drop dead" date for closing, including all extensions for transfer approvals, of no later than four months after the date of execution thereof, and which provides no financing contingency therein for the benefit of the purchaser and is otherwise in form and substance acceptable to Waller-Sutton; and

                    (iv) within one business day after the closing of Qualified Purchase and Sale Agreements for the Company or all or substantially all of the Company's radio stations, the Company shall have used the net available proceeds therefrom to purchase all of the Put Shares.

               (i) Waller-Sutton shall have the right, by written notice to the Company and each other Additional Put Stockholder (the "Rescission Notice"), to rescind the Triggering Put Notice and all Additional Put Notices (and upon the giving of such Rescission Notice in accordance with the terms hereof, the Triggering Put Notice and each Additional Put Notice shall automatically be null and void and of no further force or effect), provided, however, that the Rescission Notice may not be given at any time (x) while the Company is a party to a binding agreement in respect of or after the Company has consummated a Qualified Financing, or (y) while the Company is a party to a binding Qualified Purchase and Sale Agreement(s) or has consummated transactions pursuant thereto providing for aggregate consideration to the Company equal to more than $25 million. If a Rescission Notice is given, Waller-Sutton shall have the right at any time after the expiration of 12 months from the date of the Rescission Notice to again invoke the provisions of this Section 7, and the Stockholders shall have the right to give Additional Put Notices in respect thereof.

               (j) If the Company shall fail to take any of the actions set forth above within the time frames required or shall otherwise default in any of its obligations under this Section 7, and such action shall not be taken or such default shall not be cured to the satisfaction of Waller-Sutton, within 15 days of the date of any written notice from Waller-Sutton to the Company with respect thereto, such shall be deemed a "Put Default." During the continuation of a Put Default, Waller-Sutton may require the Company and the other Stockholders to elect such additional designees of Waller-Sutton to the Board such that, after giving effect thereto, the designees of Waller-Sutton elected to the Board pursuant to the provisions of Section 2(a)(ii)(4) above and this
Section 7(1) shall constitute a majority of the members of the Board. Without limitation, to the extent then required under applicable law, the Company shall, if so requested by Waller-Sutton, make such filings with the Federal Communications Commission and/or the Securities and Exchange Commission and mail such materials to its Stockholders as shall be necessary to enable Waller-Sutton to designate a majority of the members of the Board, and the Stockholders shall vote their shares of Voting Stock in such manner as shall be necessary to give effect to the foregoing. It is expressly agreed that the designees of Waller-Sutton on the Board shall be empowered to take such action as shall be necessary or appropriate to cause the Put Closing to occur as soon as possible, including causing a sale of all or substantially all of the assets of the Company, or alternatively to effect a sale of the Company or a merger by the Company with another entity.

               (k) In no event shall the Company be required to consummate any sale pursuant to this Section 7 which would require repayment of any outstanding indebtedness of the Company unless (i) such indebtedness of the Company is repaid on the date of consummation of such sale, (ii) the holders of the indebtedness required to be repaid out of the proceeds of any such sale consent to such sale, or (iii) the purchaser agrees to assume all such indebtedness not being repaid, in accordance with the terms of the agreements governing such indebtedness, and no default or event of default under such agreements results from such assumption.

     8.   Disposition of Shares.  No Management Stockholder shall
          _____________________
transfer, sell, convey, exchange, pledge or otherwise dispose of ("Transfer") any Shares of the Company except in connection with a sale of all or substantially all of the outstanding stock of the Company or a merger of the Company with another Person. Notwithstanding the foregoing, a Management Stockholder shall be entitled to effect any of the following transfers (each an "Exempt Transfer"): (i) Transfers by a Management Stockholder to an entity wholly owned by him at all times following such Transfer; (ii) Transfers pursuant to applicable laws of descent and distribution to members of such Management Stockholder's Immediate Family, or Transfers during the lifetime of such Management Stockholder to such Management Stockholder's spouse, adult children or to a trust whose beneficiaries are members of such Management Stockholder's Immediate Family, (iii) Transfers approved by a majority of the Board of Directors of the Company (which, for as long as Waller-Sutton shall have approval rights pursuant to Section 6 above, shall include the Series F Directors), (iv) prior to a Qualified Public Offering, Transfers of a number of Shares up to the "Maximum Amount" (as defined below), computed cumulatively for all Transfers made under this clause (iv) from and after the date hereof, and (v) following a Qualified Public Offering, the greater of the Maximum Amount or 25% of the sum of(1) the number of shares of Common Stock that such Management Stockholder would have owned as of such date had he not effected any Transfers prior to such date and (2) the number of shares of Common Stock issuable on conversion of Series
A Preferred Stock that such Management Stockholder would have owned as of such date had he not effected any Transfers prior to such date, but excluding any shares of Common Stock issuable on exercise of any options or warrants held by such Management Stockholder on such date (the sum of (1) and (2) being such Management Stockholder's "Holdings"), computed cumulatively for all Transfers made under this clause (v) from and after the date hereof, provided that, in the case of Exempt Transfers of the types referenced in clauses (i) and (ii) above, the restrictions contained in this
Section 8 will continue to be applicable to Shares and the transferee of such Shares must have agreed in writing to be bound by the terms and conditions of this Agreement applicable to the Stockholder. For purposes hereof, the "Maximum Amount" shall be equal to such Management Stockholder's Holdings, multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock (computed on an as-converted and fully-diluted basis) sold or otherwise disposed of by Waller-Sutton (other than to Waller-Sutton Permitted Transferees) since the date hereof, and the denominator of which shall be the number of shares of Common Stock (computed on an as-converted and fully-diluted basis but excluding any shares of Common Stock that may become issuable on exercise of a Series F Warrant) that would have been held by Waller-Sutton on the date of such Transfer, if Waller-Sutton had not previously sold or otherwise disposed of any Shares. The foregoing shall not apply to or prevent the exercise by a Management Stockholder of the options granted to him under the 1998 Management Stock Option Plan on a "cashless" or net basis.

     9.   Sale of the Company.
          ___________________
          (a) If a majority of the Board (including in such majority the directors appointed by Waller-Sutton), and Waller-Sutton and other Stockholders Beneficially Owning, together with Waller-Sutton, a majority of the Voting Stock, approve a sale of all or substantially all of the assets or capital stock of the Company (the "Approved Sale"), then each Stockholder shall vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as (i) a merger or consolidation, each Stockholder shall waive any dissenters rights, appraisal rights or similar rights such holder may have in connection with such merger or consolidation or (ii) a sale of stock, each shall agree to sell all of his Shares and rights to acquire Shares on the terms and conditions so improved. Each Stockholder shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as reasonably requested by the Company and Waller-Sutton.

          (b) The obligations of the Stockholders with respect to an Approved Sale are subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Sale, each Stockholder holding the same class of Shares shall receive the same form of consideration and the same amount of consideration (based on the number of Shares held) and (ii) each holder of then currently exercisable rights to acquire shares of Common Stock shall be given an opportunity to do one of the following: (A) to exercise such rights prior to the consummation of the Approved Sale, (B) to receive in exchange for such rights consideration equal to the amount determined by multiplying (1) the same amount of consideration per share of Common Stock received by holders of Common Stock in connection with the Approved Sale less the exercise price per share of Common Stock of such rights to acquire such Common Stock by (2) the number of shares of Common Stock represented by such rights or (C) to receive in exchange for such rights, rights to acquire shares of common stock of the surviving corporation under equivalent terms through a tax-free exchange with the surviving corporation if the Approved Sale is structured as a merger or consolidation which otherwise constitutes a tax-free reorganization as to such Stockholder and such exchange does not adversely affect the tax-free treatment of the Approved Sale.

          (c) In no event shall the Company be required to consummate any sale pursuant to this Section 9 which would require repayment of any outstanding indebtedness of the Company unless (i) the net proceeds of such sale would be sufficient to repay all of such indebtedness of the Company, (ii) the holders of the indebtedness required to be repaid out of the proceeds of any such sale consent to such sale, or (iii) the purchaser agrees to assume all such indebtedness not being repaid, in accordance with the terms of the agreements governing such indebtedness, and no default or event of default under such agreements results from such assumption.

     10.  Tag-Along Right.  In addition to the rights granted under
          _______________
Section 7 above, in the event that Waller-Sutton and other Stockholders (including Waller-Sutton) Beneficially Owning more than fifty percent (50%) of the Common Stock subject to this Agreement (each a "Selling Stockholder"), desire to transfer, sell, convey, exchange or otherwise dispose of ("Transfer") any Shares pursuant to a bona fide offer from a third party (the "Buyer"), then such Selling Stockholders shall notice the Stockholders who are not Selling Stockholders ("Tag-Along Stockholders"), in writing, of such offer and its terms and conditions (the "Transfer Notice"). Upon receipt of such Transfer Notice, each Tag-Along

Stockholder shall have the right to sell to the Buyer, on the same terms and conditions as the Selling Stockholders, that number of Shares of the Company's capital stock subject to this Agreement equal to the product attained by multiplying (a) the number of Shares held by the Tag-Along Stockholder times (b) the quotient derived by dividing (i) the number of Shares which otherwise would have been sold by the Selling Stockholders to the Buyer by (ii) the total number of Shares held by such Selling Stockholders and the number of Shares held by the Tag-Along Stockholders who have elected to participate in such Transfer (assuming, in the case of sales of Common Stock of the Company, full conversion of all shares of preferred stock of the Company held by the Selling Stockholders and each Tag-Along Stockholder exercising its rights under this
Section 10). If more than one Tag-Along Stockholder elects to sell Shares pursuant to this Section 10, they may do so pro rata based on the number of Shares held by each of them or in such other proportions as they may agree. The Tag-Along Stockholders' right to sell pursuant to this Section 10 can be exercised by delivery of written notice to the Selling Stockholders within 10 business days following delivery of the Transfer Notice. Any Tag-Along Stockholder who fails to notify the Selling Stockholders within such 10 business days shall be deemed to have waived its rights under this Section 10.

     11.  Drag-Along Right.  In the event that Waller-Sutton and
          ________________
other Stockholders (including Waller-Sutton) Beneficially Owning more than fifty percent (50%) of the Common Stock subject to this Agreement (each a "Transferring Stockholder") wish to Transfer in a bona fide arms' length sale all of the Shares held by the Transferring Stockholders to any person or persons who are not Affiliates of the Transferring Stockholders (the "Proposed Transferee"), the Transferring Stockholders shall have the right, subject to applicable law, to require all the remaining Stockholders to sell to the Proposed Transferee all of the Shares then owned by such remaining Stockholders (including any warrants or options to acquire capital stock of the Company). The amount and type of consideration to be paid by the Proposed Transferee to the Transferring Stockholders and the remaining Stockholders shall be the same (less, in the case of options or warrants, the exercise price for st~h options or warrants, and in the case of convertible preferred stock shall be based on the greater of the liquidation preference thereof or on the amount that would be received if such preferred stock were converted into Common Stock immediately prior to the closing of such Transfer). In addition, the terms and conditions upon which the remaining Stockholders shall Transfer their Shares shall be the same as those received by Transferring Stockholders holding the same class of capital stock.

     12.  Subscription Right.  If at any time the Company proposes
          __________________
to issue equity securities of any kind (the term "equity securities" shall include for these purposes any warrants, options or other rights to acquire equity securities and debt securities convertible into equity securities) of the Company and any Series

F Purchaser is to be a purchaser thereof (other than the issuance of equity securities (i) upon conversion of any preferred stock pursuant to the Company's Certificate of Incorporation, (ii) to the public in a firm commitment underwriting pursuant to a registration statement filed under the Securities Act, (iii) pursuant to the acquisition of another Person by the Company by merger, purchase of substantially all of the assets or outstanding capital stock or other form of transaction or (iv) pursuant to an employee stock option plan, stock. bonus plan, stock purchase plan or other management equity program), then, as to each Stockholder, the Company shall: (i) give written notice setting forth in reasonable detail (1) the designation and all of the terms and provisions of the securities proposed to be issued (the "Proposed Securities"),
(2) the price and other terms of the proposed sale of such securities, (3) the amount of such securities proposed to be issued and (4) such other information as the Stockholder may reasonably request in order to evaluate the proposed issuance; and (ii) offer to issue to each such Stockholder a portion of the Proposed Securities equal to a percentage determined by dividing (x) the number of shares of Common Stock Beneficially Owned by such Stockholder, assuming conversion in full of any convertible securities held by such Stockholder and exercise of any options or warrants held by such Stockholder, by (y) the total number of shares of Common Stock then outstanding, including for purposes of this calculation all shares of Common Stock issuable upon conversion in full of any then outstanding convertible securities or upon exercise in full of any outstanding options or warrants.

     Each such Stockholder must exercise its purchase right hereunder within 10 days after receipt of such notice from the Company. If all of the Proposed Securities offered to such Stockholder are not fully subscribed by such Stockholder, the remaining Proposed Securities will not be reoffered to the Stockholders purchasing their full allotment. To the extent that the Company offers two or more securities in units, Stockholders must purchase such units as a whole and will not be given the opportunity to purchase only one of the securities making up such unit.

     Upon expiration of the offering period described above, the Company will be free to sell such Proposed Securities that the Stockholders have not elected to purchase during the 90 days following such expiration on terms and conditions not more favorable to the purchasers thereof than offered to such holders. Any Proposed Securities offered or sold by the Company to Persons including a Series F Purchaser after such 90 day period must be reoffered to the Stockholders pursuant to these terms.

     13.  Representations and Warranties.
          ______________________________
          (a) Each Stockholder represents and warrants the following with respect to himself, herself or itself, as the case may be:

               (i)  Authorization.  All corporate action on the
                    _____________
part of each Stockholder which is not an individual necessary for the authorization, execution, delivery and performance by such Stockholder of this Agreement has been taken. This Agreement is a legal, valid and binding Obligation of each Stockholder, enforceable against such Stockholder in accordance with its terms.

               (ii) No Violation.  The execution and delivery of
                    ____________
this Agreement will not (with or without notice or passage of time or both) (a) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of a Stockholder which is not an individual, (b) result in a default, give rise to any right of termination, cancellation or acceleration, or require any consent or approval, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license, agreement, lease or other instrument or obligation to which a Stockholder is a party or by which it or any of its assets may be bound, or (c) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to such Stockholder or any of its, his or her assets.

     14.  Termination of Certain Provisions.  The provisions of
          _________________________________
Sections 2, 7, 10, 11 and 12 of this Agreement will terminate upon the closing of a Qualified Public Offering. In addition, this Agreement, or any portion thereof, may be terminated with the written agreement of the Company, Waller-Sutton and Stockholders (including Waller-Sutton) Beneficially Owning more than 50% of the Common Stock Beneficially Owned by all Stockholders.

     15.  Voting.  The Stockholders agree that GE Capital shall not
          ______
vote its shares of Series F Preferred Stock (or any shares of Common Stock issued on conversion thereof) and that such shares will not be counted as shares of Series F Preferred (or Common Stock, as the case may be) that are entitled to vote on any matters except in respect of the following extraordinary events which are submitted to the holders of the Preferred Stock of the Company for vote or approval under the Amended and Restated Charter upon which GE Capital shall be entitled to vote:

          (a)  any amendment to the Amended and Restated Charter;

          (b) a sale of all or substantially all of the assets of the Company;

          (c) the dissolution, liquidation or termination of the Company;

          (d) any acquisition of, or merger of the Company with, another corporation or other entity, whether or not the Company is a survivor of such transaction;

          (e) any change in the fundamental nature of the business of the Company;

          (f) any transaction with affiliates, except upon fair and reasonable terms comparable to an arms-length transaction; and

          (g) any change in the Company's capital structure in a manner that dilutes the ownership interest of the holders of the Series F Preferred Stock.

The provisions of this Section 15 shall remain in effect with respect to GE Capital's shares of Series F Preferred Stock (and the shares of Common Stock issued on conversion thereof) until the occurrence of either of the following: (1) transfer of such Series F Preferred Stock (or the shares of Common Stock issued on conversion thereof) to a third party unaffiliated with GE Capital or (2) delivery to the Company of an opinion of counsel, in form reasonably satisfactory to the Stockholders, to the effect that, as a result of (a) changes in the ownership or attribution rules ("Rules") of the FCC or (b) changes in GE Capital's circumstances, there is no longer a need or desire on the part of GE Capital to insulate its ownership interest in the Series F Preferred Stock (or the shares of Common Stock issued on conversion thereof) from attribution under the FCC Rules.

     16.  Consent to Amendments; Waivers.  Except as otherwise
          ______________________________
expressly provided herein, the provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company, Waller-Sutton and Stockholders (including Waller-Sutton) holding not less than fifty percent (50%) of the Common Stock Beneficially Owned by all Stockholders. Any waiver, permit, consent or approval of any kind or character on the part of any such holder of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing.

     17.  Waller-Sutton.  The term Waller-Sutton, as used herein,
          _____________
shall mean Waller-Sutton or any Permitted Waller-Sutton Transferee to whom Waller-Sutton has transferred any Shares; provided, however, that in the event Waller-Sutton sells all or substantially all of its Shares to Persons other than Permitted Waller-Sutton Transferees, then (i) the term "Waller-Sutton," as used in Section 7 hereof (and in respect of defined terms used in said Section 7), shall refer to any Stockholder or Stockholders Beneficially Owning more than 30% of the Series F Preferred Stock then outstanding, and
(ii) the term "Waller-Sutton," as used in any other Section of this Agreement (and in respect of defined terms used therein), shall refer to any Stockholder or Stockholders Beneficially Owning more than 50% of the Series F Preferred Stock then outstanding.

     18.  Successors and Assigns.  Except as otherwise expressly
          ______________________
provided herein, all covenants and agreements contained in this

Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not, provided, that in the case of an assignment, such assignment shall be made in conjunction with a Transfer of Shares, such assignment shall specifically provide that the assignee shall assume all obligations of the assigning Stockholder, and such assignee shall execute and deliver to the Company and the other Stockholders a counterpart of this Agreement. Notwithstanding the foregoing, no purchaser of Shares sold pursuant to an effective registration statement filed by the Company or in an unsolicited open market transaction effected pursuant to Rule 144 shall be subject to the provisions hereof or deemed a Stockholder hereunder.

     19.  Legend on Certificates.  All Series A Preferred Stock,
          ______________________
Series B Preferred Stock, Series D Preferred Stock and Series F Preferred Stock of the Company, and all Series C Preferred Stock and all Common Stock of the Company now or hereafter owned by the parties to this Agreement, shall be subject to the provisions of this Agreement and the certificates representing said shares shall bear substantially the following legends (except that the certificate representing the Series C Preferred Stock shall not bear the first legend set forth below):

          "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any State (the "Securities Laws"). These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration under applicable Securities Laws, or the availability of an exemption therefrom. This certificate will not be transferred on the books of the Corporation or any transfer agent acting on behalf of the Corporation except upon the receipt of an opinion of counsel, satisfactory to the Corporation, that the proposed transfer is exempt from the registration requirements of all applicable Securities Laws, or the receipt of evidence, satisfactory to the Corporation, that the proposed transfer is the subject of an effective registration statement under all applicable Securities Laws."

          "The Corporation is subject to restrictions contained in the Federal Communications Act, as amended. The securities evidenced by this certificate may not be sold, transferred, assigned or hypothecated if, as a result thereof, the issuer would be in violation of that act."

          "The securities represented by this certificate are subject to the terms of that certain Second Amended and Restated Stockholders' Agreement dated as of

          June 15, 1998, among Regent Communications, Inc.
          and certain of its stockholders, as the same may be amended from time to time."

     20.  Severability.  Whenever possible, each provision of this
          ____________
Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     21.  Descriptive Headings.  The descriptive headings of this
          ____________________
Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

     22.  Notices.  Any notices required or permitted to be sent
          _______
hereunder shall be delivered personally or mailed, certified mail, return receipt requested, or delivered by overnight courier service to the addresses shown on the signature pages hereof, or such other address as any party hereto designates by written notice to the Company, and shall be deemed to have been given upon delivery, if delivered personally, three days after mailing, if mailed, or one business day after delivery to the courier, if delivered by overnight courier service.

     23.  Governing Law.  All questions concerning the
          _____________
construction, validity, and interpretation of this Agreement, and the performance of the obligations imposed by this Agreement, shall be governed by the laws of the State of Delaware.

     24.  Final Agreement.  This Agreement constitutes the complete
          _______________
agreement of the parties concerning the matters referred to herein.

     25.  Execution in Counterparts.  This Agreement may be
          _________________________
executed in any number of Counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

     26.  No Strict Construction.  The language used in this
          ______________________
Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be used against any party.

     27.  Remedies.  The parties hereto shall have all rights and
          ________
remedies set forth in this Agreement and all rights and remedies available under any applicable law. The parties hereto agree and acknowledge that money may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting bond or other security) in order to enforce, or prevent any violations of, the provisions of this Agreement.

     28.  Certain Expenses.  The Company agrees to pay all
          ________________
reasonable expenses of Waller-Sutton (including reasonable fees, charges and disbursements of its counsel) incurred in connection with (i) any amendment, supplement, modification or waiver of or to any provisions of this Agreement (including, without limitation, a response to a request by the Company or any Stockholder for a consent to any action otherwise prohibited hereunder), or consent to any departure by the Company or any Stockholder from, the terms of any provision of this Agreement; and (ii) any matters arising hereunder, including without limitation the reasonable expenses of Waller-Sutton incurred to monitor or confirm the performance by the Company or any Stockholder of or compliance by the Company or any Stockholder with all agreements and covenants on its part to be performed or complied with or incurred in connection with or in respect of any of the rights granted to Waller- Sutton hereunder. The Company shall also pay all costs and expenses incurred in connection with or arising out of the purchase by it of the Put Shares.

     29.  Waller-Sutton Consent.  Whenever this Agreement shall
          _____________________
require or contemplate the consent or approval of Waller-Sutton to or in respect of any matter, such consent or approval may be given or withheld in the sole discretion of Waller-Sutton and, if given, must be evidenced by a written instrument duly executed by or on behalf of Waller-Sutton expressly setting forth the specific matter approved or consented to.

          [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     The parties hereto have executed this Agreement on the date first set forth above.

                    THE COMPANY:

                    REGENT COMMUNICATIONS, INC.


                    By:  /s/ Terry S. Jacobs
                         __________________________________
                    Title:    Chairman & CEO
                    Address:  50 E. River Center Blvd.
                              Suite #180
                              Covington, KY 41011
                              Telecopier no: (606) 292-0352


                         /s/ Terry S. Jacobs
                    _______________________________________
                    TERRY S. JACOBS
                    Address:  561 Madeira Hills Dr.
                              Cincinnati, OH 45243
                              Telecopier no: ( ) -


                         /s/ William L. Stakelin
                    _______________________________________
                    WILLIAM L. STAKELIN
                    Address:  1870 Madison Road
                              Cincinnati Ohio 45231
                              Telecopier no: ( )  -

                    RIVER CITIES CAPITAL FUND LIMITED PARTNERSHIP

                    By:  River Cities Management Limited
                         Partnership, General Partner

                         By:  Mayson, Inc., General Partner

                              By:  /s/ R. Glen Mayfield
                                   ________________________________
                                   R. Glen Mayfield, Vice President
                              Address:  221 East Fourth Street
                                        Suite 2250
                                        Cincinnati, Ohio 45202



                    BMO FINANCIAL, INC.


                    By:  /s/ M. T. Smith
                         __________________________________
                    Address:  430 Park Avenue
                              New York, NY 10022
                              Telecopier No.: (212) 605-1648



                    GENERAL ELECTRIC CAPITAL CORPORATION


                    By: /s/ T. P. Wait
                        ___________________________________
                              Senior Vice President
                    Address:  3379 Peachtree Road, N.E.
                              Suite 600
                              Atlanta, GA 30326


                    PNC BANK, N.A., as Trustee


                    By:  /s/ Lourin E. Jaeler
                         __________________________________
                    Address:  201 East Fifth Street
                              Fifth Floor
                              Cincinnati, OH 45202
                              Attn:  Patricia S. Grelle

                    WALLER-SUTTON MEDIA PARTNERS, L.P.

                    By:  Waller-Sutton Media, L.L.C., its General
                         Partner


                         By: /s/ Cathy M. Brienza
                             ______________________________
                         Address:  c/o Waller-Sutton
                                   Management Group, Inc.
                                   1 Rockefeller Plaza
                                   Suite 3300
                                   New York.  NY 10020
                                   Attention:  Cathy M. Brienza
                                   Telecopier no: (212) 218-4355

                    with a copy (which shall not constitute
                    notice) to:

                         Rubin Baum Levin Constant & Friedman
                         30 Rockefeller Plaza
                         New York, NY 10112
                         Attention: Ronald Greenberg, Esq.
                         Telecopier no: (212) 698-7825


                     /s/ William H. Ingram
                    _______________________________________
                    WILLIAM H. INGRAM
                    Address:  c/o Waller-Sutton Management
                              Group, Inc.
                              1 Rockefeller Plaza, Suite 3300
                              New York, NY 10020
                              Telecopier no: (212) 218-4355

                    with a copy (which shall not constitute
                    notice) to:

                         Rubin Baum Levin Constant & Friedman
                         30 Rockefeller Plaza
                         New York, NY 10112
                         Attention:  Ronald Greenberg, Esq.
                         Telecopier no: (212) 698-7825

                    WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.

                    By:  WPG Private Equity Partners II, L.L.C.,
                         its general partner

                         By: WPG Private Equity Partners II, LLC

                         By:  /s/ Wesley W. Lang
                             _____________________________________
                         Address: One New York Plaza
                                  New York, New York 10004-1950


                    WPG CORPORATE DEVELOPMENT ASSOCIATES V
                    (OVERSEAS), L.P.

                    By: WPG COA V (OVERSEAS) Ltd.

                         By:  /s/ Patric K. Keating
                            _____________________________________
                         Address:c/o BankAmerica Trust & Banking
                                     Corp.
                                 (Cayman) Ltd.
                                 BankAmerica House
                                 Fort Street
                                 George Town Grand Cayman
                                 Cayman Islands


                    BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP

                    By:  Blue Chip Venture Company, Ltd., its
                         general partner


                         By:  /s/ John H. Wyant
                             _________________________________

                         Address:  2000 PNC Center
                                   201 East Fifth Street
                                   Cincinnati, Ohio 45202
                                   Attn:  John H. Wyant
                                   Telecopier no: (513) 723-2306

                    MIAMI VALLEY VENTURE FUND L.P.

                    By:  Blue Chip Venture Company of Dayton,
                         Ltd., its special limited partner


                         By:   /s/ John H. Wyant
                            ____________________________________
                            John H. Wyant
                                 Manager

                         Address:  2000 PNC Center
                                   201 East Fifth Street
                                   Cincinnati, Ohio 45202
                                   Attn:  John H. Wyant
                                   Telecopier no: (513) 723-2306



                               /s/ Joel M. Fairman
                         ________________________________________
                         JOEL M. FAIRMAN
                         Address:  333 Glen Head Road
                                   Suite 220
                                   Old Brookviile, NY 11545
                                   Telecopier no: (516) 676-2631